June 23, 2005

Mr. Nicholas Alexander
Secretary and Director
Exim Internet Group, Inc.
7683 SE 27th Street
Mercer Island, WA  98040

RE:  	Form 8-K Item 4.01 filed June 22, 2005
	File # 0-27825

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please revise the "date of report" on the cover of your Form
8-K
to indicate the date of the earliest event upon which you are reporting. This appears to be June 20, 2005, the date you ended the engagement of Cordovano & Honeck, LLP.

2. Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B.

3. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Please revise accordingly.

4. You currently disclose twice that there were no disagreements with your former accountant, but neither disclosure meets the requirements of Item 304(a)(1)(iv) of Regulation S-B. Please disclose whether during your two most recent fiscal years and any subsequent interim period through June 20, 2005 there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of your former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

5. Regarding your disclosure over reportable events, please revise to cover the interim period through June 20, 2005 instead of September 30, 2004.

6. The letter from your former accountant states they reported on the financial statements as of December 31, 2004 and 2003. However, it does not appear that you have filed a Form 10-KSB for the year-ended December 31, 2004. Please tell us if you will be filing the Form 10-KSB with the audit report of Cordovano and Honeck LLP; otherwise, your former accountant should not address the December 31, 2004 financial statements in their Exhibit 16 letter.

7. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,


Jeffrey Gordon
Staff Accountant
??

??

??

??

Nicholas Alexander
Secretary and Director
June 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE